FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Humana Inc. Pursuant to 17 C.F.R. § 200.83

Certain portions of this letter have been omitted in accordance with a request for confidential treatment submitted to the Securities and Exchange Commission (the “SEC”). Omitted information has been replaced with three asterisks [***]. The omitted information has been filed separately with the SEC.

VIA EDGAR AND HAND DELIVERY

April 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Humana Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
File No. 001-05975

Dear Mr. Riedler:

Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter dated March 23, 2010, with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”). To ease your review, we have repeated the Staff’s comments below in italicized print and followed each comment with our response.

*    *    *

Form 10-K for the Fiscal Year Ended December 31, 2009

Unregistered Sales of Equity Securities and Use of Proceeds, page 31

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response

The Company acknowledges the Staff’s comment.

Securities and Exchange Commission

April 23, 2010

2. With regard to your disclosure of sales of unregistered common shares under your two retirement plans, please:

•

Disclose the number of unregistered shares sold beyond the limit of the Humana Retirement and Savings Plan, the number of unregistered shares sold under the Humana Puerto Rico 1165(e) Retirement Plan and the timeframe during which any shares were issued without registration; and

•

Provide an analysis as to why the effect of these unregistered issuances, including the exercise of any applicable rescission rights, or the risk of litigation, monetary fines or other regulatory sanctions will not materially impact your results of operations, financial position, or cash flows.

Response

On January 22, 1993, the Company filed a registration statement on Form S-8 (the “Original Registration Statement”) with the Commission to register shares of Company common stock (“Shares”) to be sold through the Humana Retirement and Savings Plan (the “HRSP”), a qualified defined contribution plan for the benefit of the Company’s employees. The Original Registration Statement registered an aggregate amount of 500,000 Shares to be purchased by participants in the HRSP. The Company discovered its inadvertent failure to register sufficient Shares for issuance under the HRSP in October 2009. [***]

On October 29, 2009, shortly after the Company became aware of the requirement to register Shares acquired through open market purchases, the Company filed a registration statement on Form S-8 (the “Current Registration Statement”) with the Commission to register the sale of 8,000,000 Shares to be issued through the Plans, including 7,000,000 Shares for issuance through the HRSP and 1,000,000 Shares for issuance through the Puerto Rico Plan. Accordingly, Shares sold pursuant to the Plans since October 29, 2009 have been registered in accordance with the registration requirements of the Securities Act.

***	Certain information on this page has been omitted in accordance with a request for confidential treatment submitted to the SEC pursuant to 17 C.F.R. § 200.83. The omitted information has been filed separately with the SEC.

Securities and Exchange Commission

April 23, 2010

The Company is unable to determine the total number of unregistered Shares sold under the Plans. The Company does not maintain data regarding purchases of Shares by participants in the Plans and the recordkeeper for the Plans prior to January 1, 2002 has advised the Company that it is unable to retrieve data regarding purchases of Shares by participants in the Plans prior to January 1, 2002. Effective January 1, 2002, the Company appointed Schwab Retirement Plan Services, as the new recordkeeper and Charles Schwab Trust Company as the trustee for each of the Plans. For the period from January 1, 2002 (the date of the appointment of the new recordkeeper for the Plans) through October 29, 2009 (the date of the filing of the Current Registration Statement), the number of Shares purchased by participants in the HRSP and the Puerto Rico Plan (including the Shares acquired to satisfy the Company’s obligations to match a participant’s investment) were as follows:

Year	HRSP		Puerto Rico Plan
	Units (2)	Shares(2)	Units (2)	Shares(2)
2002	[***](3)	[***]	[***](3)	[***]
2003	[***]	[***]	[***]	[***]
2004	[***]	[***]	[***]	[***]
2005	[***]	[***]	[***]	[***]
2006	[***]	[***]	[***]	[***]
2007	[***]	[***]	[***]	[***]
2008	[***]	[***]	[***]	[***]
2009(1)	[***]	[***]	[***]	[***]
Total:	[***]	[***]	[***]	[***]

(1)	For the period from January 1, 2009 through October 29, 2009, the date the Company filed the Current Registration Statement.
(2)

Participants in the Plans have the option to invest in a number of funds, including the Humana Unitized Stock Fund. The Humana Unitized Stock Fund invests primarily in the Company’s stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions. The Humana Unitized Stock Fund is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in the fund by the total number of units in the fund. For each year, the approximate number of Shares disclosed as purchased by participants in each Plan was estimated using an average of the daily conversions for that year with respect to such Plan.

(3)

Does not include [***] units and [***] units purchased on [***] by the HRSP and the Puerto Rico Plan, respectively, in the initial conversion from Shares to units upon establishment of the Humana Unitized Stock Fund. These units represent shares purchased prior to 2002.

The Company is in the process of determining any action that it may take in light of this situation. However, prior to filing the 2009 Form 10-K, the Company considered the potential effect of its issuances of unregistered Shares, including the exercise of any applicable rescission rights, the risk of litigation, monetary fines or other regulatory sanctions.

***	Certain information on this page has been omitted in accordance with a request for confidential treatment submitted to the SEC pursuant to 17 C.F.R. § 200.83. The omitted information has been filed separately with the SEC.

Securities and Exchange Commission

April 23, 2010

[***]

[***] the Company has concluded that the Company’s total liability in connection with claims for rescission under Section 12(a)(1) of the Securities Act would not have a material impact on the Company’s operations, financial condition or cash flows.

[***] For the period during which unregistered issuances of Shares through the Plans may have occurred, the Company has: (i) filed in a timely manner all annual reports on Form 11-K with respect to each of the Plans; (ii) filed in a timely manner all annual reports on Form 10-K and quarterly reports on Form 10-Q with respect to the Company; and (iii) maintained and distributed to participants

***	Certain information on this page has been omitted in accordance with a request for confidential treatment submitted to the SEC pursuant to 17 C.F.R. § 200.83. The omitted information has been filed separately with the SEC.

Securities and Exchange Commission

April 23, 2010

in the Plans a summary plan description with respect to the Plans as required by the Employee Retirement Income Security Act of 1974, as amended. Given the foregoing, the Company believes that the result of any litigation arising from this matter would not have a material impact on the Company’s operations, financial condition or cash flows.

With respect to monetary fines or other regulatory sanctions, [***] the Company does not believe any monetary sanctions imposed upon it because of its inadvertent and good faith failure to register sufficient Shares for issuance under the Plans will be material.

In addition to the analyses discussed above, after the Company discovered its inadvertent failure to register sufficient Shares for issuance under the Plans, the Company implemented additional controls to ensure that future Shares sold pursuant to the Plans will be registered in accordance with the registration requirements of the Securities Act.

***	Certain information on this page has been omitted in accordance with a request for confidential treatment submitted to the SEC pursuant to 17 C.F.R. § 200.83. The omitted information has been filed separately with the SEC.

Securities and Exchange Commission

April 23, 2010

*    *    *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921.

Very truly yours,

/s/ Steven E. McCulley
Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Michael Rosenthall, Division of Corporation Finance